Exhibit 21

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation/Organization
Nuveen Alternative Investments, LLC	Delaware
Nuveen Asia Investments, Inc.	Delaware
Nuveen Asset Management	Delaware
Nuveen Commodities Asset Management, LLC	Delaware
Nuveen HydePark Group, LLC	Delaware
Nuveen Investment Solutions, Inc. (d/b/a Richards & Tierney)	Illinois
Nuveen Investments Advisers Inc.	Delaware
Nuveen Investments Canada Co.	Nova Scotia
Nuveen Investments Holdings, Inc.	Delaware
Nuveen Investments Institutional Services Group LLC	Delaware
Nuveen Investments, LLC	Delaware
NWQ Holdings, LLC	Delaware
NWQ Investment Management Company, LLC	Delaware
Rittenhouse Asset Management, Inc.	Delaware
Santa Barbara Asset Management, LLC	Delaware
Symphony Asset Management LLC	California
Tradewinds Global Investors, LLC	Delaware
Winslow Capital Management, Inc.	Minnesota